Exhibit 99.4

Virtual Meeting User Guide The annual general and special meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held virtually, giving you the opportunity to attend the Meeting online using a smartphone, tablet or computer. You will be able to view a live audio webcast of the Meeting, ask questions and submit your votes in real time. The Meeting will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions. Important Notice for Non-Registered Shareholders Non-registered shareholders are shareholders whose shares are registered in the records of the Company in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. Employees who participate in the Company’s Employee Share Purchase Plan are non-registered shareholders. Non-registered shareholders who have not duly appointed and registered themselves as proxyholder will not be able to participate at the Meeting as shareholders. If you are a non-registered shareholder and wish to attend and vote at the Meeting, you should carefully follow the instructions set out on your voting information form and in the notice of meeting and management information circular relating to the Meeting, in order to appoint yourself as your proxyholder, otherwise you will have no choice but to log in as a guest and you will be unable to vote and ask questions at the Meeting. Getting Ready Before the Meeting Please verify that the browser on the device you will be using to attend the Meeting is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Using Internet Explorer is not recommended as it is no longer supported and may not function properly. Gather the information you need to log in to the Meeting: Meeting link: https://web.lumiagm.com/482605375 Password: alithya2024 (case sensitive) Username: Your 13-digit control number Registered Shareholders: It is the control number appearing on your form of proxy or in the email directed to registered shareholders that TSX Trust Company (“TSX Trust”) sent you, if you signed up for electronic delivery of all Meeting materials. Non-Registered Shareholders and Proxyholders: It is the proxyholder control number TSX Trust sent by email 24 to 48 hours before the Meeting. Shareholders who appointed themselves or someone other than the persons named by management as their proxyholder must contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-416-682-3860 or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 6, 2024 to register themselves or their proxyholder and provide TSX Trust with an email address at which TSX Trust will send a proxyholder control number. Failure to do so will result in them not being able to attend and vote at the Meeting. How to Log In Visit https://web.lumiagm.com/482605375 in a web browser (not a Google search) on your smartphone, tablet or computer. Once on the log in page of the Meeting, if you have a username (i.e. control number), select the option “I have a login”. If you do not have one, select the option “I am a guest” and fill in the required fields. To log in, enter your control number in the field “Username” and “alithya2024” (case sensitive) in the field “Password” and tap on “Login”. It will be permitted to log in from 9:00 a.m. (Eastern Daylight Time) on September 10, 2024.

How to Navigate Once logged in, the home page of the Meeting will appear and you will see general information regarding the Meeting as well as links to the Meeting documents. Icons and tabs will be displayed in different areas, depending on the device you are using. If viewing on a computer, the live audio webcast will appear at the side automatically once the Meeting will have started. To view the presentation, press on the broadcast icon. To view another screen, tap the arrows on your screen. How to Vote  When the Chair of the Meeting declares the poll open: The voting tab will appear and the proposed resolutions and voting options will be displayed. To vote, simply select one of the voting options. Your choice will be highlighted and a confirmation will appear to show your vote has been received. There is no button to submit your vote. Notes: Votes may be changed at any time by selecting another voting option up to the time the Chair of the Meeting closes the poll. On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow . You will, however, continue to hear the audio. How to Ask Questions Only registered shareholders and duly appointed and registered proxyholders who logged in with their control number will be eligible to ask questions. If you would like to ask a question, select the messaging tab at the top of the screen, type your question within the text box and click the send arrow. A confirmation that your question has been received will appear. Questions can be submitted at any time during the Meeting.